Exhibit 99.6

Alaska Department of Law Selects NICE Justice for Statewide
Digital Transformation of Criminal Justice

Criminal Justice Division will use NICE’s AI-powered digital evidence management solution to streamline and standardize evidence management across 13 offices for thousands of cases

Hoboken, N.J., October 16, 2023 – NICE (Nasdaq: NICE) today announced that the Alaska Department of Law will be deploying NICE Justice, one of the AI-powered solutions in NICE’s Evidencentral platform, to streamline the criminal justice process. Through the use of NICE Justice, the Criminal Division of the Alaska Department of Law will streamline and standardize how digital evidence is captured, analyzed, stored, shared and managed, across 13 Criminal Division offices. The Alaska Department of Law Criminal Division receives 26,000 case referrals annually and handles all criminal prosecutions for the state of Alaska.

The cloud-based NICE Justice solution digitally transforms how district attorneys and office staff receive, interact with, manage and share digital evidence. Freed from dealing with discs, drives, emails, and logging into multiple systems to manage and prepare evidence, attorneys and staff can focus on building and presenting compelling cases. NICE Justice also features built-in AI capabilities for face detection and redaction, video and audio transcription, and finding evidence connections.

Chris Wooten, Executive Vice President, NICE, said, “With digital evidence growing rapidly, the criminal justice system has reached a breaking point. Our AI-powered NICE Justice platform is helping prosecutors seek out the truth and achieve timelier justice through automation. We’re excited to partner with the Alaska Department of Law on this statewide digital transformation of criminal justice.”

Alaska Department of Law Criminal Division Director Angie Kemp said, “Our overarching goal here at the Criminal Division is the fair administration of justice. NICE Justice is going to help us automate routine tasks our attorneys and legal staff waste time on every day, so we can focus resources on proactively prosecuting cases. With offices spread-out all-over Alaska, it’s important to have a unified approach to managing digital evidence for consistent onboarding and training. We’re also looking to NICE Justice to solve this problem while improving employee morale and retention.”

According to Kemp, the quantity and variety of digital evidence continues to rise, with the growing adoption of digital platforms by law enforcement agencies, and cell phone extractions and recording of witness interviews and statements becoming the norm. With two of the largest law enforcement agencies in Alaska about to come online with body-worn cameras, the volume of digital evidence is about to become even more challenging to manage.

The Criminal Division receives case referrals from 40 different agencies, ranging from village peace officers to metropolitan police departments. They all share evidence in diverse ways, via email, physical mail, Microsoft Teams, FTP drives, hard drives, paper, thumb drives and discs. Paralegals also download evidence directly which requires learning and navigating different law enforcement systems. NICE Justice greatly simplifies evidence intake and discovery by providing one portal for law enforcement agencies to upload digital evidence. Evidence is matched to digital case folders and attorneys are automatically notified when new evidence is received. Evidence sharing with defense is also streamlined through a fully digital, transparent, and trackable process which gives attorneys confidence that evidence disclosure is timely, accurate, and complete.

To learn more about NICE’s digital transformation solutions for Public Safety and Justice:
•	Visit the NICE website by clicking here.
•	Email PSInfo@NICE.com for more information.

About the Alaska Department of Law
The Alaska Department of Law is part of the executive branch of Alaska state government. The mission of the Department of Law’s Criminal Division is to seek justice and promote public safety and public respect for government through prompt, effective, and compassionate prosecution of cases. The Criminal Division prosecutes cases in a manner that advocates for the interests of the public (especially victims), respects the law enforcement agencies, responsibly stewards public resources, and holds offenders accountable, while at the same time protecting the constitutional and legal rights of the accused. The Criminal Justice Division maintains thirteen offices throughout the state, located in Anchorage, Bethel, Dillingham, Fairbanks, Juneau, Kenai, Ketchikan, Kodiak, Kotzebue, Nome, Palmer, Sitka, and Utqiaġvik. More info at https://law.alaska.gov/department/criminal/OSP.html

NICE Public Safety & Justice
With over 3,000 customers and 30 years of experience, NICE helps all types of public safety and criminal justice agencies, from emergency communications and law enforcement to prosecutors and courts, digitally transform how they manage digital evidence and data from beginning to end, to get to the truth faster. Powered by Artificial Intelligence (AI), NICE’s Evidencentral platform features an ecosystem of integrated technologies that bring data together to give a single view of the truth, enabling public safety and justice agencies to do what they do better – whether it’s responding to incidents, investigating and building cases, or prosecuting crimes. With comprehensive digital transformation solutions that can be deployed across entire counties and states, NICE also helps everyone work better together, so justice flows more smoothly, from incident to court. https://www.nicepublicsafety.com

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.